SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)
(Amendment No. One)

WASHINGTON BANCORP

(Name of Issuer)

WASHINGTON BANCORP

 (Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

937262103

(CUSIP Number of Class of Securities)

Stan Carlson
President
Washington Bancorp
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Martin L. Meyrowitz, P.C.
Craig M. Scheer, Esq.
Agata S. Troy, Esq.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1993.
c.	[ ]	A tender offer.
d.	[X]	None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 106,685	$ 21.34

*        Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $19.00 per share for the eligible common stock as of November 20, 2001 multiplied by the maximum number of shares to be purchased (5,615 shares).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $21.34                         Filing Party: Washington Bancorp

Form or Registration No.: Schedule 13E-3          Date Filed:    November 20, 2001

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1.      Summary Term Sheet.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase, filed as Exhibit 99.1 to this Schedule 13E-3, is incorporated herein by reference.

2.      Subject Company Information.

(a)	The name of the issuer is Washington Bancorp. Its principal executive office is located at 102 East Main Street, Washington, Iowa 52353 and its business telephone number is (319) 653-7256.
(b)	The title and number of shares outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $0.01 par value per share of Washington Bancorp, 516,403 of which were outstanding as of September 30, 2001.

(c)	The information required by this item is set forth under "Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.
(d)	The information required by this item is set forth under "Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.
(e)	During the past three years, Washington Bancorp has not made any underwritten public offering of its common stock.
(f)	The information required by this item is set forth under "Recent Stock Repurchases" in the Offer to Purchase and is incorporated herein by reference.

3.        Identity and Background of Filing Person.

(a)	The filing person to which this Schedule 13E-3 relates is the subject company, Washington Bancorp. The name, business address and business telephone number of Washington Bancorp is set forth in Item 2(a) above. The names, business addresses and business telephone numbers of the directors and executive officers of Washington Bancorp are as follows:

Stan Carlson President and CEO Washington Bancorp 102 East Main Street Washington, Iowa 52353 (319) 653-7256	Dean Edwards (retired) c/o Washington Bancorp 102 East Main Street Washington, Iowa 52353 (319) 653-7256

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Myron L. Graber President Graber Home Improvement, Inc. 1713 E Washington St. Washington, Iowa (319) 653-3925	James D. Gorham Sales Agent Northwestern Mutual Life Insurance Co. 106 E Main Washington, Iowa (319) 653-2421
Rick R. Hofer Personnel and Credit Manager Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa (319) 653-2128	Mary Levy Treasurer and Co-Owner Mose Levy Co., Inc. 421 N Iowa Ave. Washington, Iowa 52353 (319) 653-6678
Richard L. Weeks President, CEO and Owner Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa 52353 (319) 653-2128	Leisha A. Linge Executive Vice President Washington Federal Savings Bank 102 East Main Street Washington, Iowa 52353 (319) 653-7256
Richard Wiley Owner Wiley Computer 212 N Iowa Ave. Washington, Iowa 52353 (319) 653-5009	Gary J. Collier Executive Vice President and CEO Rubio Savings Bank of Brighton 122 E Washington St. Brighton, Iowa 52540 (319) 694-2821
(b)	Not applicable.
(c)	The information required by this item is set forth under "Management Information" in the Offer to Purchase and incorporated herein by reference.

4.        Terms of the Transaction.

(a)	The information required by this item is set forth under "Summary Term Sheet," "Special Factors" and "The Odd-Lot Tender Offer" in the Offer to Purchase and incorporated herein by reference.
(c)	Only stockholders owning 99 shares or less are entitled to participate in the Odd-Lot Tender Offer. In addition, shares held in employee benefit plans are not eligible to participate, even if meeting the maximum number of shares requirement.

(d)	Stockholders are not entitled to dissenters' rights of appraisal under Iowa law as a result of the Odd-Lot Tender Offer.

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(e)	The information required by this item is set forth in the Offer to Purchase under "Where You Can Find More Information" and is incorporated herein by reference.
(f)	Not applicable.

5.        Past Contacts, Transactions, Negotiations and Agreement.

(a)	During the past two years, there have not been any transactions between Washington Bancorp and any of its executive officers, directors or affiliates where the aggregate value of such transactions exceeds $60,000.

(b)	None.
(c)	None.
(e)	Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, there have been no agreements between Washington Bancorp, any of its executive officers or directors and any other person with respect to any securities of Washington Bancorp.

6.        Purposes of the Transaction and Plans or Proposals.

(b)	Washington Bancorp intends that any shares purchased in the Odd-Lot Tender Offer will be retired.
(c)	Washington Bancorp does not have any plans or proposals, and is not involved in any negotiations that relate to or would result in any of the events described in items (1)-(5) and (8) of Item 1006(c) of Regulation M-A. The information required by items (6) and (7) of Item 1006(c) of Regulation M-A is set forth in "Summary Term Sheet" and "Special Factors" in the Offer to Purchase and incorporated herein by reference.

No director or executive officer of Washington Bancorp has any plans or proposals or been involved in any negotiations that relate to or would result in any of the events listed in items (1)-(8) of Item 1006(c) of Regulation M-A except in his or her official capacity as a director and/or executive officer of Washington Bancorp.

7.        Purposes, Alternatives, Reasons and Effect.

           The information required by this item is set forth under "Summary Term Sheet" and "Special Factors" in the Offer to Purchase and incorporated herein by reference.

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8.        Fairness of the Transaction.

           The information required by this item is set forth under "Special Factors" in the Offer to Purchase and incorporated herein by reference.

9.        Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Washington Bancorp has not obtained any fairness opinion, appraisal or similar document in connection with this transaction.
(b)	Not applicable.
(c)	Not applicable.

10.      Source and Amount of Funds or Other Consideration.

(a)	The information required by this item is set forth in the first paragraph of "The Odd-Lot Tender Offer - General" in the Offer to Purchase and incorporated herein by reference.
(b)	None.
(c)	Washington Bancorp estimates that its total expenses associated with the Odd-Lot Tender Offer will be $22,521.34 consisting of the following:
SEC Filing Fee	$ 21.34
Information Agent and Depositary Fee	$ 5,000.00
Legal Fees	$15,000.00
Printing and mailing	$ 2,500.00
Washington Bancorp will be responsible for paying all expenses associated with the Odd-Lot Tender Offer.
(d)	Not applicable.

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11.      Interest in Securities of the Subject Company.

(a)	The information required by this item is set forth under "Management Information" in the Offer to Purchase and is incorporated herein by reference.
(b)	Except in connection with the Odd-Lot Tender Offer and the stock option exercise described in the next sentence, neither Washington Bancorp nor any director or executive officer of Washington Bancorp has effected any transaction in Washington Bancorp common stock in the past 60 days. On December 24, 2001, Director J. Richard Riley exercised an option to purchase 2,818 shares of Washington Bancorp common stock at an exercise price of $11.25 per share. In lieu of issuing shares to Mr. Riley, Washington Bancorp paid him an amount in cash equal to the difference between the market value per share of Washington Bancorp common stock on the date of exercise and the exercise price, multiplied by the 2,818 shares.

12.      The Solicitation or Recommendation.

(d)	There are no officers, directors or affiliates of Washington Bancorp (or any other person listed in Item 3 of this filing) who currently are eligible to tender their shares pursuant to the Odd-Lot Tender Offer.

(e)	To the extent known by Washington Bancorp after reasonable inquiry, no officer, director or affiliate of Washington Bancorp (or any other person listed in Item 3 of this filing) has made a recommendation either in support of or opposed to the Odd-Lot Tender Offer.

13.      Financial Statements.

           The financial statements included in Washington Bancorp's Annual Report to Stockholders (at pages 20-52) as filed with the Securities and Exchange Commission as Exhibit 13 to Washington Bancorp's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 are incorporated herein by reference.

           The financial statements for the three months ended September 30, 2001 and 2000 as included on pages 3-7 of Washington Bancorp's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001 are hereby incorporated herein by reference.

           No pro forma financial statements are included in this filing or in any disclosure document to be mailed to stockholders as the Odd-Lot Tender Offer is not anticipated to have a material impact on Washington Bancorp's financial condition or results of operations.

14.      Persons/Assets, Retained, Employed, Compensated or Used.

           Keefe, Bruyette & Woods, Inc. has been retained to act as information agent and depositary for this Odd-Lot Tender Offer but will not make any solicitation or recommendation in connection therewith. For their services, Keefe, Bruyette & Woods, Inc. will be paid $5,000 plus expenses.

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15.      Additional Information.

(a)	None.

16.      Exhibits.

(a)(1 through 3)	Form of Offer to Purchase; Form of Letter to Odd-Lot Holders; and Form of Acceptance Card.
(a)(5)	Press release dated December 21, 2001.

(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2001		WASHINGTON BANCORP
	By:	/s/ Stan Carlson Name: Stan Carlson Title: President

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EXHIBIT (a)(1)

WASHINGTON BANCORP
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

Offer to Purchase for Cash

Shares of its Common Stock,
Par Value $0.01 Per Share
Held by Odd-Lot Holders Only

____________________

THE OFFER TO PURCHASE EXPIRES
AT 5:00 P.M., EASTERN STANDARD TIME,
ON ______, JANUARY __, 2002,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

___________________

              Questions or requests for assistance or for additional copies of this offer to purchase, the acceptance card or other tender offer materials may be directed to Keefe, Bruyette & Woods, Inc., the information agent and depositary, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at Washington Bancorp's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

              No person has been authorized to make any recommendation on behalf of Washington Bancorp as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related acceptance card. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Washington Bancorp.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

IMPORTANT

              If you are a holder of less than 100 shares of our common stock and wish to participate in this offer, there are a number of methods by which you can tender your shares, depending upon your situation.

•	If you hold physical certificates evidencing the shares, complete and sign the enclosed acceptance card in accordance with the instructions on the card, and mail or deliver it and any of the other required documents to Keefe, Bruyette & Woods, Inc.

•	If you are a beneficial owner who owns shares registered in the name of a broker, dealer, bank trust company or other nominee, you should contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., if you desire to tender your shares.

The information agent and depositary for the offer is:

Keefe, Bruyette & Woods, Inc.

The date of this offer to purchase is ________ __, 200_

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To the Holders of Shares of Common Stock of
Washington Bancorp:

SUMMARY TERM SHEET

              Washington Bancorp is inviting its stockholders who beneficially own 99 shares or less of its common stock to sell the shares back to Washington Bancorp for cash. Set forth below are the material terms of this odd-lot tender offer:

•	This offer is only open to stockholders who own 99 shares of Washington Bancorp common stock or less.
•	The offer is voluntary; eligible stockholders may but are not required to sell their shares. If an eligible stockholder wishes to participate, however, he or she must sell all shares owned.
•	Shares held in any Washington Bancorp employee benefit plan are not eligible to participate.
•	All shares submitted through the program will be purchased at $19.00 per share, which is based on current market prices for the common stock.
•	You will not be obligated to pay any commissions as a result of the offer.
•	The offer will expire on December 21, 2001, unless extended. Your authorization to sell must be received no later than 5:00 p.m. on that date or on any date to which the offer is extended.
•	If we decide to extend the offer, we will issue a press release announcing that fact.
•	A check for the purchase price of your shares will be mailed to you approximately five business days after the expiration of the offering period.
•	If you sell your shares in this offer, you will no longer be a stockholder of Washington Bancorp and will no longer have voting rights or rights to receive any dividends.
•	Depending on the number of stockholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of Washington Bancorp common stock may be less than 300. As a result, Washington Bancorp may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended.

•	If Washington Bancorp deregisters its common stock, it will no longer be eligible to be traded on the OTC Electronic Bulletin Board. In addition, it will no longer be required to file periodic reports, including Forms 10-KSB and Forms 10-QSB, with the Securities and Exchange Commission.

•	Since the offer is voluntary and shares will be purchased at a price based on current market prices, Washington Bancorp has not engaged any person or entity to issue a "fairness" or similar opinion with respect to this transaction.

•	Once you elect to tender your shares, your election is irrevocable. There are no other conditions that must be satisfied.
•	The receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well.
•	You may contact Keefe, Bruyette & Woods, Inc., our information agent and depositary, at (877) 298-6520 if you have any additional questions or need additional copies of any of these documents.

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SPECIAL FACTORS

              PURPOSE OF THE ODD-LOT TENDER OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES.

              The primary purpose for conducting the offer is to provide an economical means for small holders of the common stock to sell their shares without incurring any brokerage expenses. We also believe that the common stock is an attractive investment for Washington Bancorp, particularly since it has consistently traded in recent periods at a price below its book value. In addition, we believe that the offer will result in certain cost savings and other benefits to Washington Bancorp which will benefit those stockholders who are not eligible to tender their shares or decide not to do so. Specifically, Washington Bancorp will save on the costs of administering many small stockholder accounts and, if this offer results in the number of our stockholders of record falling below 300, we will be eligible to terminate the registration of our common stock under the Exchange Act. If we become eligible to deregister, we intend to do so. After termination of registration is accomplished, we will no longer be required to file periodic reports with the SEC. This will result in significant cost savings for us. We estimate that the costs associated with preparing and filing the required reports with the SEC amounted to approximately $47,500 in the fiscal year ended June 30, 2001. In addition, management time associated with the preparation of these reports is considerable. Even without any cost savings, stockholders who are unable or unwilling to tender their shares may enjoy an increase in return on equity and earnings per share by reducing the amount of equity outstanding.

              Currently, we have approximately 359 stockholders of record. Of these holders of record, we estimate that approximately 148 are eligible to participate in this offer. Recently, we considered three different methods available to reduce Washington Bancorp's registered stockholders to below 300: a modified dutch auction tender offer; a reverse stock split; and the odd-lot tender offer. A modified dutch auction tender offer would be more costly, would be open to all stockholders, rather than the targeted group, would reduce even further the liquidity of the market for shares of Washington Bancorp common stock and would not necessarily reduce the registered holder group, since many of the tendering stockholders could be holding in "street name." A reverse stock split would be more time consuming, as a result of a required stockholder vote, would reduce liquidity in the stock, would be more costly, due to the cost of obtaining the stockholder vote, and since many stockholders would be left with a fractional share that would be required to be cashed out, would impact all stockholders and not just a targeted group. In addition, a reverse stock split would not be voluntary, as odd-lot holders would be forced out even if they did not vote in favor of the reverse split.

              The odd-lot tender offer was viewed as the least expensive, fastest way to attempt to reduce the registered stockholder base and to accomplish the primary purpose and the other purposes of the odd-lot tender offer, namely, to provide an economical means for small holders of our common stock to sell their shares without incurring any brokerage expenses and to save on the costs of administering many small stockholder accounts and reduce our annual accounting and legal expenses associated with complying with the periodic reporting requirements of the Exchange Act. In addition, the offer is completely voluntary and, even if the registered stockholder base is not reduced below 300, every tender by a stockholder will reduce expenses going forward. For these reasons, Washington Bancorp decided to pursue an odd-lot tender offer. And, because the market value per share of our common stock (and, consequently, the offer price per share in the odd-lot tender offer) is currently below our book value per share, we believe that now is an especially opportune time to conduct the offer.

              IF WE DEREGISTER OUR COMMON STOCK, WE MAY NO LONGER BE ELIGIBLE TO HAVE THE COMMON STOCK LISTED ON THE OTC BULLETIN BOARD AND PUBLIC INFORMATION ABOUT US WILL BE SUBSTANTIALLY REDUCED.

              If we become eligible to do so, we will deregister the common stock. The offer is not conditioned upon the tender of sufficient shares to permit deregistration. We believe that unaffiliated stockholders who either are ineligible to or decide not to tender their shares would benefit from the deregistration, since it would result in cost savings to Washington Bancorp. The primary detriment of the deregistration is that if we stop filing reports with the SEC, the common stock will no longer be eligible for trading on the OTC Bulletin Board. As such, it may be difficult for stockholders to sell their shares. We will attempt to get the common stock quoted in the over-the-counter market through the"Pink Sheets," but we cannot guarantee whether or when this will occur or that an active market will exist for you to sell your shares. In addition, if we deregister, the public information with respect to Washington Bancorp will be substantially reduced, as we will no longer file reports with the SEC.

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              OUR BOARD BELIEVES THE OFFER IS FAIR TO UNAFFILIATED STOCKHOLDERS.

              The board of directors, in deciding to approve the offer, determined that the offer was fair to unaffiliated stockholders for the following reasons:

•	the offer is voluntary; no odd-lot holder is required to tender his or her shares;
•	the offer is voluntary; no odd-lot holder is required to tender his or her shares;
•	the shares will be purchased for $19.00 per share, which is based on current market prices, and no commissions will be paid by an eligible stockholder who elects to participate (although a holder will have federal and state income tax consequences, discussed below); consequently, the net proceeds to be received by an odd-lot holder who elects to tender his or her shares will be greater than if the shares were sold in customary open market transactions at the same price;

•	the $19.00 purchase price per share is approximately 15% higher than the highest price per share we paid to repurchase the common stock during the two years ended September 30, 2001 ($16.25) and near the common stock's two year high market price ($19.75); this, together with the fact that the $19.00 purchase price approximates the current market value per share of the common stock, led our board of directors to conclude that the transaction was fairly priced;

•	while not all stockholders are eligible to participate and no vote of stockholders is required or will be obtained, all stockholders are being notified of the transaction and the possible impact on their holdings as a result of the offer, including the potential for decreased liquidity in the market for the common stock; and

•	for stockholders who either are ineligible to tender or decide not to tender, the odd-lot tender offer was deemed fair because: (1) purchases will be made at a price which is below the book value of the shares; consequently no dilution to remaining stockholders will result; (2) the reduction in the number of shares outstanding will increase each remaining stockholder's proportionate ownership interest and share of our earnings; and (3) the reduction in stockholders' equity may result in an increase in our return on equity.

              Because of the voluntary nature of the transaction and the fact that purchases will be made at current market price, our board of directors did not deem it relevant to consider that price as compared to going concern value or liquidation value. In reaching its decision that the offer would be fair to unaffiliated stockholders, the board did not rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision, though individual directors may have given differing weights to differing factors.

              The board of directors of Washington Bancorp is not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of Washington Bancorp with or into another company, (2) the sale or transfer of all or a substantial part of Washington Bancorp's assets or (3) a purchase of Washington Bancorp's securities that would enable the holder to exercise control of Washington Bancorp.

              The odd-lot tender offer was approved by a unanimous vote of our board of directors, including all of the directors who are not employees of Washington Bancorp or any of its subsidiaries. Neither the full board nor the non-employee directors retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the odd-lot tender offer or to prepare a report concerning the fairness of the odd-lot tender offer. The engagement of such a representative was deemed not to be necessary because the transaction is voluntary and the purchase price to be paid in the offer is based on current market prices and will actually be less costly to tendering stockholders than ordinary open market sales because of the absence of brokerage commissions. No vote of stockholders on the odd-lot tender offer is required under Iowa law, and the board of directors did not deem a vote of stockholders necessary given the voluntary nature of the transaction and because all stockholders, including those ineligible to participate in the odd-lot tender offer, have been notified of the offer and have the opportunity to sell their shares before or after completion of the offer.

              WE DID NOT OBTAIN A FAIRNESS OPINION IN CONNECTION WITH THIS TRANSACTION; THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER ELIGIBLE STOCKHOLDERS SHOULD TENDER THEIR SHARES.

              As noted above, since the offer is voluntary and shares will be purchased at a price based on current market prices, the board of directors did not believe it was necessary to obtain any fairness or similar opinion in connection with this transaction.

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              While the board of directors has approved this offer and believes it is fair to the unaffiliated stockholders, neither the board nor any executive officer is making any recommendation to eligible stockholders as to whether a stockholder should participate in this offer.

              THE TRANSACTION WILL BE A TAXABLE EVENT FOR TENDERING STOCKHOLDERS.

              The receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. In general, a stockholder who participates will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale.

              STOCKHOLDERS DO NOT HAVE THE RIGHT TO VOTE ON THIS TRANSACTION AND ARE NOT ENTITLED TO APPRAISAL RIGHTS

              As noted above, the offer is not required to be approved by stockholders, although all stockholders are entitled to the receipt of this disclosure document. In addition, stockholders are not entitled to dissenters' rights of appraisal pursuant to this offer.

THE ODD-LOT TENDER OFFER

General

              We are offering to purchase for cash all shares of our common stock held by odd-lot holders other than our employee benefit plans. We estimate that approximately 148 of our 359 stockholders of record are eligible to participate in the offer. We believe that the total number of shares that may be sold by these stockholders pursuant to the offer is approximately 5,615. Assuming all of these stockholders elected to participate in the offer and the shares tendered were purchased at the offer price of $19.00, the total cost to us of purchasing these shares would be $106,685. This amount does not include our expenses associated with the offer, which are estimated to be approximately $22,500. Any purchase pursuant to this offer will be funded with cash and other liquid assets of Washington Bancorp. Although Washington Bancorp receives dividends from its subsidiary banks on a regular basis to fund its operations, repurchase stock and pay dividends to stockholders, no unscheduled dividend from any subsidiary banks or any outside borrowing would be required to fund the purchase of the shares. There are no conditions precedent to our purchasing properly tendered shares by odd-lot holders.

              Participation is entirely voluntary. However, if an odd-lot holder elects to participate in the offer, the holder must tender all of his or her shares of common stock.

Terms of the Offer

              Properly tendered shares by odd-lot holders will be purchased at $19.00 per share, which is based on current market prices for the common stock. A proper tender will include receipt of a properly executed acceptance card by Keefe, Bruyette &Woods, Inc., our information agent and depositary for this transaction. Payment for properly tendered shares will be made promptly following the termination of the offering period.

Expiration of the Offer

              The expiration date of the offer, originally set for December 21, 2001, has been extended to January __, 2002, unless further extended. Your authorization to sell must be received no later than 5:00 p.m. on January , 2002, or on any date thereafter to which the offer is extended. Any further extension will be for no more than four weeks. We will issue a press release on the day prior to the scheduled expiration date if we intend to again extend the expiration date.

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MARKET PRICE AND DIVIDEND INFORMATION

              The common stock of Washington Bancorp is currently traded on the OTC Bulletin Board under the symbol "WBIO." The table below shows the range of high and low inter-dealer prices for the common stock in this market for each quarter during the past two years. These prices do not include retail mark-ups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by Washington Bancorp during this period. Our fiscal year end is June 30.

	High	Low	Dividends

FISCAL 2000:
First Quarter	$15.500	$13.250	$.12
Second Quarter	13.250	13.000	*
Third Quarter	13.000	12.750	*
Fourth Quarter	13.750	12.750	*

FISCAL 2001:
First Quarter	$13.750	13.250	$.50
Second Quarter	13.750	12.500	*
Third Quarter	19.750	13.375	*
Fourth Quarter	16.000	14.500	*

FISCAL 2002:
First Quarter	$18.000	$15.000	$.50

______________
*	As of July 1999, Washington Bancorp announced its intention to pay dividends from time to time, as deemed appropriate, but in any event no more frequently than annually.

              As of September 30, 2001, Washington Bancorp had 516,403 shares of common stock outstanding. Washington Bancorp has no significant operations apart from its ownership of Washington Federal Savings Bank and Rubio Savings Bank of Brighton. Therefore, Washington Bancorp's ability to pay dividends depends on the ability of its subsidiary banks to pay dividends to it. Under federal and state banking regulations, the subsidiary banks may not pay dividends on their capital stock if regulatory capital would thereby be reduced below applicable minimum capital requirements. In addition, the subsidiary banks are required to give prior notice to the banking regulators of any proposed declaration of dividends to Washington Bancorp.

              Furthermore, earnings appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to Washington Bancorp without payment of taxes at the then current tax rate on the amount of earnings removed from the reserves for such distributions. Washington Bancorp intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit either the bad debt deduction or create federal tax liabilities.

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RECENT STOCK REPURCHASES

              Washington Bancorp has conducted open-market stock repurchases during the past two years. The following table sets forth for each quarter during the past two years, the number of securities purchased, the average purchase price for each quarter and the range of prices paid for each quarter.

Quarter Ending	# Shares Repurchased	Range of Prices Paid	Average Price Per Share

December 31, 1999	3,000	13.625	13.625
March 31, 2000	32,810	13.250 - 13.625	13.440
June 30, 2000	14,900	13.125 - 13.500	13.314
September 30, 2000	9,600	13.500 - 13.750	13.639
December 31, 2000	19,508	13.250 - 13.625	13.489
March 31, 2001	5,100	13.500 - 14.250	14.081
June 30, 2001	1,500	15.250 - 15.500	15.417
September 30, 2001	6,100	15.750 - 16.250	16.029

SUMMARY FINANCIAL INFORMATION

Summary of Financial Condition

	At September 30,	At June 30,
	2001	2001	2000	1999	1998	1997
	(Dollars in thousands)
Total amount of:
Assets	$118,287	$119,692	$115,422	$102,984	$94,327	$64,875
Loans receivable, net	85,209	84,095	83,988	72,779	65,885	52,530
Cash and cash equivalents	3,064	3,141	2,849	2,557	3,306	808
Investment securities	23,769	23,233	22,377	21,456	20,254	9,850
Investment in Federal Home Loan Bank Stock	1,756	1,756	1,729	860	812	466
Goodwill, net	1,091	1,091	1,186	1,281	1,375	--
Deposits	75,320	72,904	73,297	75,689	66,595	44,754
Borrowed funds	30,041	33,835	30,193	15,706	15,724	8,652
Stockholders' equity	11,786	11,616	10,821	10,711	10,971	10,675

Summary of Operations

	Three Months Ended September 30,		For the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)

Interest income	$2,232	$2,240	$8,874	$8,260	$7,455	$6,034	$4,990

Interest expense	1,234	1,357	5,289	4,706	4,295	3,259	2,553

Net interest income before provision for loan losses	997	883	3,585	3,554	3,160	2,775	2,437

Provision for loan losses	60	34	136	187	112	89	40
Non-interest income	161	153	683	511	392	320	231
Non-interest expense	633	571	2,363	2,149	2,077	1,744	1,712

Income before income
tax expense	465	431	1,769	1,729	1,363	1,262	916
Income tax expense	156	172	676	713	532	439	351

Net income	$ 310	$ 259	$1,093	$1,016	$ 831	$ 823	$ 565

Per Share Data:
Basic earnings per share	$ 0.63	$ 0.51	$ 2.21	$ 1.86	$ 1.48	$ 1.36	$ 0.92
Diluted earnings per share	0.62	0.50	2.16	1.83	1.44	1.33	0.91
Book value	22.82	21.59	22.47	19.76	17.85	17.28	16.40

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Key Operating Ratios

	Three Months Ended September 30,		At of for the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
Performance Ratios
Return on assets (net earnings
divided by average total assets)	1.07%	0.89%	0.95%	0.93%	0.83%	1.06%	0.90%
divided by average equity)
Return on equity (net earnings	10.78	9.58	10.04	9.44	7.79	7.56	5.34
Interest rate spread	3.07	2.73	2.72	2.94	2.81	2.95	3.09
Net interest margin (1)	3.59	3.21	3.25	3.41	3.31	3.70	3.97
Ratio of operating expense to
average assets	2.18	1.97	2.04	1.96	2.18	2.24	2.72
Non-performing assets to total
assets at end of period	0.99	0.75	0.60	0.57	0.15	0.09	0.35
Allowance for loan losses
to non-performing assets	56.45	75.05	85.13	99.91	304.64	435.99	98.52
Equity to total assets at end of period	9.96	9.24	9.71	9.38	10.40	11.63	16.45
Average equity to average assets	9.89	9.33	9.43	9.81	10.62	13.99	16.80
Average interest-earning assets
to average interest-bearing
liabilities	111.73	109.72	111.02	110.35	111.04	117.22	121.22
Ratio of earnings to fixed charges

_________________
(1) Net interest income/average interest earning assets.
(2) Includes non-performing loans and real estate owned.

MANAGEMENT INFORMATION

           The following is a list of the directors and executive officers of Washington Bancorp and for each: (i) the current principal occupation or employment and the name, principal business and address of any corporation in which the employment or occupation is conducted; (ii) material occupations, positions, offices or employment during the past five years, including the starting and ending dates of each, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on. Each director and executive officer is a citizen of the United States. No director or executive officer has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has any director or executive officer been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Stan Carlson. Mr. Carlson has been a director of Washington Bancorp since 1996. Mr. Carlson is the President and Chief Executive Officer of Washington Bancorp and Washington Federal Savings Bank. Mr. Carlson is also the President of Rubio Savings Bank of Brighton. He was appointed President and Chief Executive Officer of Washington Federal Savings Bank in January 1993 and of Washington Bancorp upon its formation in October 1995. He was appointed President of Rubio Savings Bank of Brighton in January 2000. The principal business of Washington Bancorp is the operation of its two thrift subsidiaries, Washington Federal Savings Bank, which is a federally-chartered savings bank, and Rubio Savings Bank of Brighton, which is an Iowa-chartered savings bank. The principal executive offices of Washington Bancorp and Washington Federal Savings Bank are located at 102 East Main Street, Washington, Iowa 52353. The principal executive office of Rubio Savings Bank of Brighton is located at 122 East Washington Street, Brighton, Iowa 52540. Prior to 1993, Mr. Carlson was Executive Vice President of Northwoods State Bank, Northwood, Iowa. Mr. Carlson is also president of World of Fitness, LLC, a past president of the Optimists Club, a past president of the Washington Athletic Booster Club, a past president of the Rotary Club, vice president of the Washington Community Y and a member of Immanuel Lutheran Church. Mr. Carlson is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

Myron L. Graber. Mr. Graber has been a director of Washington Bancorp since 1996. Since January 1981, Mr. Graber has served as President of Graber Home Improvement, Inc., a building materials supply company in Washington, Iowa. The address of Graber Home Improvement is 1713 E. Washington Street, Washington, Iowa. Mr. Graber is also a member of Habitat for Humanity, Washington Concert Association and Washington Mennonite Church. Mr. Graber is also a director of Washington Federal Savings Bank.

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Rick R. Hofer. Mr. Hofer has been a director of Washington Bancorp since 1996. Since January 1993, Mr. Hofer has been the personnel and credit manager of Sitler Electric Supply, Inc., an electrical supply wholesaler and operator of two lighting showrooms in Washington and Marion, Iowa. The address of Sitler Electric Supply, Inc. is 215 N. Iowa Avenue, Washington, Iowa 52353. Prior to that time, he was the manager of Spurgeon's Department Store for 20 years. Mr. Hofer is also a member of Noon Kiwanis and St. James Church. Mr. Hofer is also a director of Washington Federal Savings Bank.

Dean Edwards. Mr. Edwards has been a director of Washington Bancorp since 1998. Mr. Edwards was President and Chief Executive Officer of Rubio Savings Bank of Brighton, an Iowa chartered savings bank, from January 1981 until his retirement in December 1999. The principal executive office of Rubio Savings Bank of Brighton is located at 122 East Washington Street, Brighton, Iowa 52540. He is a past President of Iowa Bankers Association - Group 11 and a past member of their board of directors. He is a charter member of the Brighton Lions Club. Mr. Edwards is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

James D. Gorham. Mr. Gorham has been a director of Washington Bancorp since 1996. Mr. Gorham was a District Agent for Northwestern Mutual Life Insurance Co.from January 1976 to May 1999 and since May 1999 has been a sales agent for Northwestern Mutual Life Insurance Co. in Washington, Iowa. The address of Mr. Gorham's office at Northwestern Mutual Life Insurance Co. is 106 E. Main, Washington, Iowa. Mr. Gorham is a past president of the Washington Economic Development Group and also a member of Rotary, Sierra Club, Nature Conservatory and Washington County Historical Society. Mr. Gorham is also a director of Washington Federal Savings Bank.

Mary Levy. Mrs. Levy has been a director of Washington Bancorp since 1996. Mrs. Levy is the Chairman of the Board of Washington Bancorp and Washington Federal Savings Bank. Mrs. Levy has been treasurer and co-owner of Mose Levy Co., Inc., a steel distributor in Washington, Iowa, since July 1990. The address of Mose Levy Co. is 421 N. Iowa Avenue, Washington, Iowa 52353. Mrs. Levy is also a member of Washington County Historical Society, American Cancer Society, Iowa Natural Heritage Foundation and the Washington Community Y. Mrs. Levy is also a director of Washington Federal Savings Bank.

Richard L. Weeks. Mr. Weeks has been a director of Washington Bancorp since 1996. Since January 1977, Mr. Weeks has served as President, Chief Executive Officer and owner of Sitler Electric Supply, Inc., an electrical wholesaler and operator of two lighting showrooms in Washington and Marion, Iowa. The address of Sitler Electric Supply Co. is 215 N. Iowa Avenue, Washington, Iowa 52353. Mr. Weeks is also a member of Noon Kiwanis, United Methodist Church, Washington Golf and Country Club, the Washington Community Y, Masonic Lodge, Shriners, Washington County I-Club and the Athletic Club of Iowa City. Mr. Weeks is also a director of Washington Federal Savings Bank.

J. Richard Wiley. Mr. Wiley has been a director of Washington Bancorp since 1996. Mr. Wiley is the owner and operator of Wiley Computer, a computer retailer in Washington, Iowa. The address of Wiley Computer is 212 N. Iowa Avenue, Washington, Iowa 52353. Prior to founding Wiley Computer, Mr. Wiley was the manager of Apex Computer Systems in Iowa City, Iowa, the owner of Wiley's Mere Farm, a family farm corporation, and Iowa Computer Solutions, Inc., a computer retailer in Washington, Iowa. Mr. Wiley is also a member of United Presbyterian Church, Noon Kiwanis and Farm Bureau. Mr. Wiley is also a director of Washington Federal Savings Bank.

Gary J. Collier. Mr. Collier became Executive Vice President and Chief Executive Officer of Rubio Savings Bank of Brighton in September 2000, after serving as Vice President and Cashier of Rubio Savings Bank of Brighton. From 1994 to 1999, Mr. Collier was a loan officer for Rubio Savings Bank of Brighton. The principal executive office of Rubio Savings Bank of Brighton is located at 122 E. Washington St., Brighton, Iowa 52540.

Leisha A. Linge. Ms. Linge was appointed Executive Vice President of Washington Federal Savings Bank and Washington Bancorp in October 1999 and has acted as the financial and accounting officer of Washington Federal Savings Bank since May 1995. From 1992 to 1995 she was a loan officer for Washington Federal Savings Bank. The principal executive office of Washington Federal Savings Bank is located at 102 East Main Street, Washington, Iowa 52353. Ms. Linge is also a past president and member of Noon Kiwanis and a member of the United Presbyterian Church where she also serves as the treasurer for the Endowment Committee.

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           The following table sets forth the aggregate number of shares owned and the percentage ownership of such shares for each director and executive officer as of September 30, 2001.

Name of Director or Executive Officer	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Shares of Common Stock

Stan Carlson	40,729	7.64%
Myron L. Graber	10,440	2.01%
Rick R. Hofer	11,945	2.31%
Dean Edwards	4,382	*
James D. Gorham	4,445	*
Mary Levy	10,945	2.11%
Richard L. Weeks	22,600	4.37%
J. Richard Wiley	5,220	1.01%
Gary L. Collier	1,000	*
Leisha A. Linge	12,186	2.34%

______________

*Less than 1%.

(1) Includes shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity, held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which the named individual may be deemed to have sole or shared voting and/or dispositive power.

(2)Includes shares which directors and executive officers have the right to acquire pursuant to options which were exercisable as of or which became exercisable within 60 days after September 30, 2001, as follows: Mr. Carlson 16,437 shares; Mr. Graber 2,818 shares; Mr. Hofer 1,040 shares; Mr. Edwards 2,255 shares; Mr. Gorham 2,818 shares; Mrs. Levy 2,818 shares; Mr. Weeks 564 shares; Mr. Wiley 2,818 shares; and Ms. Linge 5,479 shares.

WHERE YOU CAN FIND MORE INFORMATION

           Washington Bancorp is subject to the informational requirements of the Exchange Act and in accordance with that act files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of Washington Bancorp's securities and any material interest of these persons in transactions with Washington Bancorp is filed with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC, which includes certain additional information relating to the offer. These reports, as well as the other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Washington Bancorp's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov."

           No provision will be made by Washington Bancorp in connection with the Odd-Lot Tender Offer to grant stockholders access to Washington Bancorp's corporate files or to obtain counsel or appraisal services at Washington Bancorp's expense. As noted above, however, Washington Bancorp's filings with the SEC can be obtained from the public reference facilities of the SEC or the SEC's web site.

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INFORMATION AGENT

           Keefe, Bruyette & Woods, Inc. has been retained to act as information agent and depositary for the odd-lot tender offer but will not make any solicitation or recommendation in connection with the offer. For their services, Keefe, Bruyette & Woods, Inc. will be paid $5,000 plus expenses.

           The offer is being made to all holders of shares. Washington Bancorp is not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after that good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Washington Bancorp by the information agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

WASHINGTON BANCORP

__________, 200_

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Questions concerning this offer to purchase or the tender procedures and requests for assistance may be directed to the information agent and depositary at the telephone number listed below. Additional copies of this offer to purchase, the acceptance card or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer. The acceptance card, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below.

The information agent and depositary for the offer is:

KEEFE, BRUYETTE & WOODS, INC.

211 Bradenton
Dublin, Ohio 43017-3541
Telephone: (877) 298-6520 (toll free)

___________, 200_

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EXHIBIT (a)(2)

WASHINGTON BANCORP ODD LOT PROGRAM
FOR HOLDERS OF LESS THAN 100 SHARES
OFFER EXPIRATION DATE EXTENDED TO _____________, 200__

___________, 200_

Dear Stockholder:

As we told you in our letter to you dated November 20, 2001, we are offering a voluntary odd lot program to all holders of less than 100 shares that will let them conveniently and inexpensively sell all of their shares. The expiration date of our offer, originally set for December 21, 2001, has been extended to January , 2001, unless further extended.

This program is only available to stockholders who hold fewer than 100 shares of Washington Bancorp stock. Shares held in any Washington Bancorp employee benefit plans are not eligible. IF YOU HOLD MORE THAN 99 SHARES OF WASHINGTON BANCORP STOCK, THIS HAS BEEN PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY.

Washington Bancorp values all of our stockholders and appreciates the confidence you express in Washington Bancorp and its future. This program is strictly voluntary and you are under no obligation to sell your shares.

If you wish to SELL ALL of your shares and your shares are held in direct registration, simply sign and date the attached acceptance card and return it in the envelope provided. Stock certificates should be returned along with the signed acceptance card in the enclosed envelope. Do not sign the back of your certificate(s). We suggest that you send your stock certificate(s) via registered or certified mail, return receipt requested. If you wish to SELL ALL of your shares and your shares are held through a broker, call our information agent and depositary, Keefe, Bruyette & Woods, Inc., at 1-877-298-6520 as soon as possible since additional steps may be necessary.

Check SELL box and sign and date the acceptance card	+	Enclose stock certificate (if applicable)	+	Send all documents in the envelope provided	=	Receive a check approximately five business days after the end of this program

In order to sell your Washington Bancorp shares, your properly executed and signed acceptance card and stock certificate(s) must be received by Keefe, Bruyette & Woods, Inc. by 5:00 P.M. (Eastern Standard Time) on January __, 2002. Please see the reverse side of this letter for additional information.

If you have further questions or require additional assistance, please call our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll free at 1-877-298-6520, Monday through Friday from 8:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Sincerely,

Stan Carlson
President

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QUESTIONS AND ANSWERS

1.     How do I sell my Washington Bancorp shares?

To sell your shares, check the SELL box on the acceptance card, sign and date the acceptance card in the same manner as your account is registered, and enclose it with your stock certificates in the envelope provided. DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). After submitting the documents, your decision is irrevocable and your account will be closed. If your shares are held through a broker, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6250, since additional steps may be necessary.

2.      What will I be paid for my Washington Bancorp shares?

All shares submitted through the program will be bought back by Washington Bancorp at $19.00 per share, which is based on current market prices for Washington Bancorp shares. Washington Bancorp will absorb any processing fee for this transaction. There will be no charge to you as the seller.

3.     When will I receive my money?

Your check with an attached IRS Form 1099B will be mailed approximately five business days after the expiration of the offering period. Please allow sufficient time for the Postal Service to deliver your check and IRS Form 1099B. If the Tax Identification Number (TIN) (i.e., Social Security Number for individuals and Federal Employers Number for employees) on the acceptance card is incorrect or is blank, please provide the correct number. Failure to produce a TIN will result in approximately 30% withholding from your proceeds.

4.     What if I have lost my certificate?

If you have lost any or all of your Washington Bancorp stock certificate(s) and wish to participate in the program, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6520.

5.     How do I find the recent price of Washington Bancorp stock?

Washington Bancorp is quoted on the OTC Bulletin Board under the symbol "WBIO."

6.     How much time do I have to participate in the program?

The program will expire on January , 2002. Your authorization must be received in good order by Keefe, Bruyette & Woods, Inc., no later than 5:00 P.M. (Eastern Standard Time) on that date.

IF YOU SHOULD HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CALL:

KEEFE, BRUYETTE & WOODS, INC.
1-877-298-6520

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EXHIBIT (a)(3)

ACCEPTANCE CARD FOR SELLING SHARES OF
WASHINGTON BANCORP

This completed card must be received by 5:00 p.m. (Eastern Standard Time) on January , 2002 at Keefe, Bruyette & Woods, Inc., 211 Bradenton, Dublin, Ohio 43017-3541.

I own fewer than 100 shares of Washington Bancorp common stock (excluding any shares I may hold through Washington Bancorp employee benefit plans). I authorize Keefe, Bruyette & Woods, Inc., to sell my shares of Washington Bancorp stock as indicated below. I agree to the terms described in the letter dated December , 2001. I understand my election is irrevocable. If I am signing this card as a co-owner, I understand that these representations are intended to apply to all co-owners collectively.

Name(s) and Address(es) of Registered Holder(s) (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)	Shares Tendered (Attach Additional List if Necessary)
	Certificate Number(s)	Total Number of Shares Represented by Certificate(s)

TOTAL SHARES
__ Sell all my Washington Bancorp shares	____________________________________
Signature of Owner

____________________________________
Signature of Joint Owner, if any

Date ________________________________

My telephone number is: _________________

PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Taxpayer Identification Number ____________________________________ Social Security Number or Employer Identification Number
W-9 Certification

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a taxpayer identification number has not been issued to me but I have mailed or delivered an application to receive a taxpayer identification number or intend to do so in the future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person, and (4) all other information provided on this form is true, correct and complete.

SIGNATURE _______________________________ DATE ________________________

Note: Failure to provide a Taxpayer Identification Number will result in approximately 30% withholding from your proceeds.

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EXHIBIT (a)(5)

Press Release	FOR IMMEDIATE RELEASE Contact: Stan Carlson, President Telephone: (319) 653-7256

WASHINGTON BANCORP EXTENDS ODD-LOT TENDER PROGRAM

       Washington, Iowa - December 21, 2001 - Washington Bancorp (OTC Bulletin Board: WBIO) today announced that it has extended the time period during which eligible stockholders may tender their shares pursuant to the Company's voluntary odd-lot tender offer. Under this program, Washington Bancorp stockholders who own fewer than 100 shares can sell their shares to the Company for $19.00 per share, without incurring a brokerage commission. Washington Bancorp expects to send additional information regarding the offer to all stockholders shortly, at which time a new expiration date for the offer will be set. By extending the time period, eligible stockholders will have more time to consider the offer and review the materials provided to them, as well as to ask any questions which they may have.

       Other than setting a new expiration date, the Company does not plan to change any of the terms of the offer. As of December 20, 2001, 20 holders have tendered 753 shares pursuant to the program.

       Keefe, Bruyette & Woods, Inc. is acting as dealer manager and information agent for the offer. Questions or requests for assistance may be directed to Keefe, Bruyette & Woods, Inc., toll free, at 877-298-6520.

       Washington Bancorp, based in Washington, Iowa, had $118,287,000 in consolidated assets at September 30, 2001. Washington Bancorp is the holding company for Washington Federal Savings Bank and Rubio Savings Bank of Brighton.